UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

PINNACLE GAS RESOURCES, INC.

(Name of the Issuer)

Pinnacle Gas Resources, Inc.

DLJ Merchant Banking Partners III, L.P.

DLJ Offshore Partners III, C.V.

DLJ Offshore Partners III-1, C.V.

DLJ Offshore Partners III-2, C.V.

DLJ MB PartnersIII GmbBH & Co. KG

Millennium Partners II, L.P.

MBP III Plan Investors, L.P.

DLJ Merchant Banking III, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

723464301

(CUSIP Number of Class of Securities)

Peter G. Schoonmaker

Chairman of the Board and Chief

Executive Officer

Pinnacle Gas Resources, Inc.

1 E. Alger Street

Sheridan, Wyoming

82801

(307) 673-9710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

John W. Kellogg, Esq.	Nancy L. Sanborn, Esq.
Moye White, LLP	Davis Polk & Wardwell LLP
16 Market Square, 6th Fl., 1400 16th Street,	450 Lexington Avenue
Denver, CO 80202	New York, NY 10017
(303) 292-2900	(212) 450-4000

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$10,308,979	$735.03

*

The Transaction Value was determined by adding the following amounts: (i) the product of 20,228,770 shares of common stock multiplied by $0.34 per share, plus (ii) the product of 340,493 shares of unvested restricted common stock multiplied by $0.34 per share, which represents the amount to be received upon the cancellation of such restricted common stock and the payment of merger consideration for such shares, plus (iii) the product of 9,751,262 shares of common stock multiplied by $0.34 per share, representing shares of common stock to be contributed to the acquiring entity in the transactions described on this schedule.

**

The filing fee was determined by multiplying 0.0000713 by the sum of: (i) the product of 20,228,770 shares of common stock multiplied by $0.34 per share, plus (ii) the product of 340,493 shares of unvested restricted common stock multiplied by $0.34 per share, which represents the amount to be received upon the cancellation of such restricted common stock and the payment of merger consideration for such shares, plus (iii) the product of 9,751,262 shares of common stock multiplied by $0.34 per share, representing shares of common stock to be contributed to the acquiring entity in the transactions described on this schedule.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:	$735.03

(2)	Form, Schedule or Registration Statement No.:	Schedule 14A

(3)	Filing Party:	Pinnacle Gas Resources, Inc.

(4)	Date Filed:	April 2, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction described herein; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Pinnacle Gas Resources, Inc., a Delaware corporation (“Pinnacle,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction and (2) DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ MB PartnersIII GmbBH & Co. KG, Millennium Partners II, L.P., MBP III Plan Investors, L.P. and DLJ Merchant Banking III, Inc.  (collectively, “DLJ”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 23, 2010 (the “Merger Agreement”), that we entered into with Powder Acquisition Co. (“Merger Sub”) and  Powder Holdings, LLC (“Parent”). We are sometimes referred to collectively along with DLJ as the “Filing Persons.”

If the merger is consummated, we  will be merged with and into Merger Sub, and Merger Sub will continue as the surviving corporation (the “Surviving Corporation”) (such transaction, the “Merger”) and Parent will own all of the Surviving Corporation’s Common Stock.   Further, we will no longer be a publicly traded company, we will not be required to file reports with the Securities and Exchange Commission, or the “SEC,” our stock will not be quoted on the NASDAQ Global Market and you will not participate in our future earnings or growth. Upon completion of the Merger, each share of our common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by Powder, Merger Sub or any other subsidiary of Powder or held in treasury by us and other than shares held by shareholders, if any, who have properly exercised and perfected statutory appraisal rights) will be converted into the right to receive $0.34 in cash, without interest and less any applicable withholding tax.

Concurrently with the filing of this Transaction Statement, we are filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) pursuant to Section 14(a) of the Exchange Act relating to the special meeting of our stockholders at which our stockholders will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and, pursuant to the terms of the Merger Agreement, a majority of the shares held by persons who are unaffiliated with DLJ, our chief executive officer and chief financial officer.  Concurrently with the execution of the Merger Agreement, DLJ, Powder and Scotia Waterous entered into a Contribution Agreement, pursuant to which, subject to the satisfaction of certain conditions, immediately prior to the effective time of the Merger, DLJ will contribute all shares of Common Stock owned by it to Parent in exchange for ownership interests in Parent.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that we are “controlled” by any Filing Person, or that any Filing Person is our “affiliate” within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1                               Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

Item 2                               Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. Our name and the address and telephone number of our principal executive offices are as follows:

Pinnacle Gas Resources, Inc.

1 E. Alger Street

Sheridan, Wyoming

82801

(307) 673-9710

(b) Securities. As of March 29, 2010, Pinnacle has issued and outstanding 30,320,525  shares of Common Stock.

(c) Trading Market and Price.  The information set forth in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended,  under the caption “Item 5 Market For Registrant’s Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Statement under the caption “Market Price and Dividend Data” are incorporated by reference.

(d) Dividends. The information set forth in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended,  under the caption “Item 5 Market For Registrant’s Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Statement under the caption “Market Price and Dividend Data” are incorporated by reference.

(e) Prior Public Offerings.  On May 15, 2007, Pinnacle completed its initial public offering of Common Stock.   A total of 3,750,000 shares were sold at a price of $9.00 per share for aggregate proceeds before underwriting costs and commissions or expenses of the offering of $33,750,000.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

Item 3.                            Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) and (b)  Name and Address and Business and Background of Entities:   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors-The Parties Involved in the Merger”

“Directors and Executive Officers and Controlling Persons of Pinnacle and DLJ”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Directors and Executive Officers and Controlling Persons of Pinnacle and DLJ”

Item 4.                            Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Purpose of the Merger”

“Special Factors-Contribution Agreement”

“The Special Meeting”

“The Special Meeting-Voting Agreement”

“The Special Meeting-Vote Required to Adopt the Merger Agreement”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Material United States Federal Income Tax Consequences”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“The Merger Agreement-The Merger and Effective Time”

“The Merger Agreement-Merger Consideration”

Exhibit A—Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Contribution Agreement”

“The Special Meeting-Voting Agreement”

“Special Factors-Effects of the Merger”

“Special Factors-Financing of the Merger”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

“The Merger Agreement-Treatment of Stock Options and Stock-Based Awards”

“The Merger Agreement-Merger Consideration”

Exhibit A—Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Merger and Special Meeting”

“Rights of Dissent and Appraisal”

Exhibit D—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.                            Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Effects of the Merger”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

“Special Factors-Contribution Agreement”

Exhibit A—Agreement and Plan of Merger

(b) Significant Corporate Events. The information set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Special Factors-Effects of the Merger”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

“Special Factors-Contribution Agreement”

Exhibit A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Special Factors-Effects of the Merger”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

Exhibit A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Contribution Agreement”

“The Special Meeting-Voting Agreement”

“Special Factors-Background of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Special Factors-Effects of the Merger”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

Exhibit A—Agreement and Plan of Merger

Item 6.                            Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Effects of the Merger”

“The Merger Agreement-Merger Consideration”

Exhibit A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Background of the Merger”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Special Factors-Fairness of the Merger: Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Effects of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is not Completed”

“The Merger Agreement-Certificate of Incorporation; Directors and Officers of the Surviving Corporation”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

Exhibit A—Agreement and Plan of Merger

Item 7.                            Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Purpose of the Merger”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Effects of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is Not Completed”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

Exhibit C—Fairness Opinion

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Effects of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and Special Meeting”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Effects of the Merger”

“Special Factors Effects on Pinnacle if the Merger is Not Completed”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

Exhibit C—Fairness Opinion

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and Special Meeting”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Effects of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is Not Completed”

“Special Factors-Financing of the Merger”

“Special Factors-Material United States Federal Income Tax Consequences”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“The Merger Agreement-The Merger and Effective Time”

“The Merger Agreement-Merger Consideration”

“The Merger Agreement-Payment Procedures”

“The Merger Agreement-Treatment of Stock Options and Stock-Based Awards”

“The Merger Agreement-Certificate of Incorporation; Directors and Officers of the Surviving Corporation”

“Rights of Dissent and Appraisal”

“The Merger Agreement”

“Future Shareholder Approvals”

Exhibit A—Agreement and Plan of Merger

Exhibit C—Fairness Opinion

Item 8.                            Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Effects of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is Not Completed”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Rights of Dissent and Appraisal”

“The Merger Agreement”

Exhibit A—Agreement and Plan of Merger

Exhibit C—Fairness Opinion

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Effects of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is Not Completed”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Rights of Dissent and Appraisal”

“The Merger Agreement”

Exhibit A—Agreement and Plan of Merger

Exhibit C—Fairness Opinion

(c) Approval of Security Holders. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and, pursuant to the terms of the Merger Agreement, a majority of the shares held by persons who are unaffiliated with DLJ, our chief executive officer and chief financial officer. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“The Special Meeting-Purpose”

“Vote Required for Approval of the Merger Agreement”

“Proxies and Revocation”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

Exhibit C—Fairness Opinion

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“Security Ownership of Certain Beneficial Owners and Management”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

Item 9.                            Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Reports, Opinions, Appraisals and Negotiations. The reports attached as Exhibit C hereof, as well as the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

Exhibit C—Fairness Opinion

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

Exhibit C—Fairness Opinion

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Pinnacle during its regular business hours by any interested equity security holder of Pinnacle or by a representative who has been so designated in writing. A copy of the report, opinion or appraisal will be transmitted by Pinnacle to any interested equity security holder of Pinnacle or representative who has been so designated in writing upon written request and at the expense of the requesting security holder. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

Item 10.                     Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Background of the Merger”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

Exhibit A—Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Contribution Agreement”

“The Special Meeting-Voting Agreement”

“Special Factors-Financing of the Merger”

“The Merger Agreement”

“The Merger Agreement-Conduct of the Business Pending the Merger”

“The Merger Agreement-No Solicitation of Transactions”

“The Merger Agreement-Additional Agreements”

“The Merger Agreement-Conditions to the Completion of the Merger”

Exhibit A—Agreement and Plan of Merger

Exhibit C—Fairness Opinion

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and Special Meeting”

“Special Factors-Financing of the Merger”

“Special Factors-Effects on Pinnacle if the Merger is Not Completed”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Litigation Related to the Merger”

“The Merger Agreement-Termination of the Merger Agreement”

“The Merger Agreement”

“The Merger Agreement-Expenses and Fees”

“Rights of Dissent and Appraisal”

Annex A—Agreement and Plan of Merger

(d) Borrowed Funds.   None

Item 11.                     Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Special Factors-Contribution Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors-Contribution Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

Item 12.                     The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and Special Meeting”

“Special Factors-Contribution Agreement”

“The Special Meeting-Voting Agreement”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“The Special Meeting-Vote Required for Approval of Merger Agreement”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

Exhibit A—Agreement and Plan of Merger

Exhibit C—Fairness Opinion

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and Special Meeting”

“Special Factors-Background of the Merger”

“Special Factors-Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

“Special Factors-Position of DLJ as to the Fairness of the Merger”

“Special Factors-Recommendation of the Special Committee and Pinnacle’s Board of Directors”

“The Special Meeting-Vote Required for Approval of Merger Agreement”

“Special Factors-Opinion of Financial Advisor to the Special Committee”

“Special Factors-Interests of Pinnacle’s Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

Exhibit A—Agreement and Plan of Merger

Exhibit C—Fairness Opinion

Item 13.                     Financial Information.

Regulation M-A Item 1010

(a) Financial Information. The audited consolidated financial statements set forth in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, under Item I5 “Exhibits and Financial Statement Schedules” and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Regarding Pinnacle Gas Resources, Inc.”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.                     Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and Special Meeting”

“The Special Meeting-Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and Special Meeting”

“The Special Meeting-Solicitation of Proxies”

Item 15.                     Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                     Exhibits.

Regulation M-A Item 1016

EXHIBIT INDEX

(a)(1) Proxy Statement filed with the SEC on April 2, 2010 (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(b)  None.

(c)(1) Fairness Opinion of FBR, dated February 23, 2010 attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(d)(1) Agreement and Plan of Merger by and among us, Powder and Merger Sub attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(d)(2)  Contribution Agreement, dated February 23, 2010 attached as Exhibit E to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(e)(1)  Voting Agreement  dated February 23, 2010 attached as Exhibit B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Exhibit D to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(g) None.

(h) None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2010	PINNACLE GAS RESOURCES, INC.

	By:	/s/ Peter G. Schoonmaker
	Name:	Peter G. Schoonmaker
	Title:	President and CEO

Dated: April 2, 2010	DLJ MERCHANT BANKING PARTNERS III, L.P.

By: DLJ Merchant Banking III, Inc., its Managing General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010	DLJ MERCHANT BANKING III, INC., as Advisory General Partner on Behalf of DLJ OFFSHORE PARTNERS III, C.V.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010

DLJ MERCHANT BANKING III, INC., as Advisory General Partner on Behalf of DLJ OFFSHORE PARTNERS III-1, C.V. and as Attorney-in-Fact for DLJ Merchant Banking III, L.P., as Domestic Associate General Partner of DLJ OFFSHORE PARTNERS III-1, C.V.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010

DLJ MERCHANT BANKING III, INC., as Advisory General Partner on Behalf of DLJ OFFSHORE PARTNERS III-2, C.V. and as Attorney-in-Fact for DLJ Merchant Banking III, L.P., as Domestic Associate General Partner of DLJ OFFSHORE PARTNERS III-2, C.V.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010	DLJ MB PARTNERSIII GMBH & CO. KG

By: DLJ Merchant Banking III, Inc., the General Partner of DLJ Merchant Banking III, L.P., its Managing Limited Partner.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010	DLJ MB GmbH, its General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Director

Dated: April 2, 2010	MILLENNIUM PARTNERS II, L.P.

By: DLJ Merchant Banking III, Inc., its Managing General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010	MBP III PLAN INVESTORS, L.P.

By: DLJ LBO Plans Management Corporation II, its General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: April 2, 2010	DLJ MERCHANT BANKING III, INC.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

EXHIBIT INDEX

(a)(1) Proxy Statement filed with the SEC on April 2, 2010 (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(b)  None.

(c)(1) Fairness Opinion of FBR, dated February 23, 2010 attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(d)(1) Agreement and Plan of Merger by and among us, Powder and Merger Sub attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(d)(2)  Contribution Agreement, dated February 23, 2010 attached as Exhibit E to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(e)(1)  Voting Agreement  dated February 23, 2010 attached as Exhibit B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Exhibit D to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on April 2, 2010).

(g) None.

(h) None.